2014 FIRST QUARTER INTERIM REPORT

Financial and Operating Results
For the three-month period ended March 31, 2014
All dollar values are expressed in United States dollars unless otherwise stated

¯	First quarter production averaged 18,067 Bopd (17,932 Bopd sales);

¯	First quarter funds flow of $32.5 million;

¯	First quarter earnings of $16.7 million (includes a $3.5 million unrealized loss on convertible debentures);

¯	Spent $14.3 million on exploration and development during the quarter;

¯	Drilled nine wells in the quarter resulting in seven oil wells, one dry hole, and one well that was suspended for a future sidetrack;

¯	Ended the quarter with $107.6 million in cash and cash equivalents; positive working capital of $258.9 million or $171.1 million net of debt (including convertible debentures);

¯	Collected $29.4 million in accounts receivable from the Egyptian Government during the quarter;

¯	Received all access approvals for 15 of 18 wells at North West Gharib; drilling is expected to commence in June.

A conference call to discuss TransGlobe's 2014 first quarter results as presented was held on Wednesday, May 7, 2014 and can be accessed on the Company's website at http://www.trans-globe.com/investors/presentations-and-events/index.php

www.trans-globe.com

TSX: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 2
Corporate Summary	Page 3
Operations Update	Page 4
Management's Discussion and Analysis	Page 8
Condensed Consolidated Interim Financial Statements	Page 18
Notes to Condensed Consolidated Interim Financial Statements	Page 22

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2014	2013	% Change
Oil revenue	153,140	159,915	(4)
Oil revenue, net of royalties	78,366	79,366	(1)
Production and operating expense	19,578	14,532	35
General and administrative expense	7,008	7,100	(1)
Depletion, depreciation and amortization expense	13,165	11,180	18
Income taxes	19,281	23,921	(19)
Funds flow from operations	32,487	36,005	(10)
Basic per share	0.44	0.49
Diluted per share	0.43	0.44
Net earnings	16,692	24,878	(33)
Net earnings - diluted	16,692	21,427	(22)
Basic per share	0.22	0.34
Diluted per share	0.22	0.26
Capital expenditures	14,365	18,193	(21)
Working capital	258,858	277,997	(7)
Long-term debt, including current portion	—	17,097	(100)
Convertible debentures	87,765	93,842	(6)
Common shares outstanding
Basic (weighted average)	74,637	73,805	1
Diluted (weighted average)	75,520	82,228	(8)
Total assets	692,341	672,675	3

Operating
Average production volumes (Bopd)	18,067	18,001	—
Average sales volumes (Bopd)	17,932	17,909	—
Average price ($ per Bbl)	94.89	99.21	(4)
Operating expense ($ per Bbl)	12.13	9.02	35

2	Q1- 2014

CORPORATE SUMMARY

TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 18,067 barrels of oil per day (“Bopd”) during the quarter which is down slightly from Q4-2013 production.

In the Eastern Desert the Company is currently proceeding with lease construction on the approved NW Gharib wells. Drilling in NW Gharib is expected to commence in June, with a second rig arriving in July. Year-to-date the Company has drilled eleven wells in the Eastern Desert resulting in nine oil wells, one water injector well and one well which was plugged back to surface casing and suspended for a future sidetrack. The Company has received access approvals to begin the seismic acquisition program in the NW Gharib, SW Gharib and SE Gharib blocks, and expects seismic acquisition to commence in the third quarter of 2014 subject to crew availability. The Eastern Desert seismic acquisition program will include 1,000+ square kilometers of 3-D and 300+ kilometers of 2-D.

In the Western Desert the Company participated in three wells year-to-date at East Ghazalat, resulting in two oil wells and one dry hole. The 3-D seismic acquisition program for the South Ghazalat block is expected to cover 800 square kilometers. TransGlobe has applied for and received military access approvals for South Ghazalat.

Dated Brent oil prices averaged $108.18 in the first quarter of 2014, which was consistent with Q4-2013 prices. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $94.43 during the quarter. The Company had funds flow of $32.5 million and ended the quarter with positive working capital of $258.9 million or $171.1 million net of debt (including the convertible debentures). The Company collected $29.4 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $174.0 million as at March 31, 2014.

The Company had net earnings in the quarter of $15.6 million, which included a $3.5 million non-cash unrealized loss on convertible debentures. The $3.5 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.
On March 15, 2014, TransGlobe announced a proposed merger with Caracal Energy Inc. ("Caracal"). On April 14, 2014, the arrangement agreement was terminated due to the fact that Caracal received an unsolicited cash offer to acquire all of the outstanding shares of Caracal, and the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.25 million in accordance with the terms of the agreement. The Company was disappointed with the termination of the agreement to merge with Caracal. Although the Caracal merger was a much larger transaction than what we had been seeking, it met all the attributes of a deal that would have increased shareholder returns while maintaining our stated strategy of onshore, operated oil development and exploration in our region of expertise. Management and the board of directors remain committed to expanding the Company's portfolio of assets to increase returns to shareholders and mitigate the risks inherent in a concentrated portfolio, particularly political or economic concentration. In addition, TransGlobe has obtained the required approvals for the previously announced (and subsequently suspended) dividend of $0.05/share per quarter. TransGlobe will also pay a special dividend of $0.10/share from the proceeds of the reverse termination fee received from Caracal.
The Annual General and Special Meeting of Shareholders was rescheduled to June 10, 2014, which was the earliest date available following the termination of the Caracal arrangement agreement.
The Company remains in a strong financial position and is embarking on an exciting period of high potential exploration commencing with drilling at NW Gharib, in parallel with a large 3-D seismic acquisition program on the new concessions. The Company believes that the same structural configuration that created the pools found in the West Gharib and West Bakr concessions is present in the NW Gharib, SW Gharib and SE Gharib blocks, which will be tested over the next few years. In addition, the Company will continue to pursue business development opportunities both within and outside of Egypt.

Annual General and Special Meeting of Shareholders
Tuesday, June 10, 2014 at 3:00 p.m. Mountain Time
Centennial Place West, Ten Peaks Room
3rd Floor, 250 5th Street S.W., Calgary, Alberta, Canada

Q1-2014	3

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
Five wells were drilled in the Arta/East Arta area during the first quarter resulting in two Lower Nukhul oil wells, two Upper Nukhul oil wells, of which one well was plugged back to surface casing and suspended for a future sidetrack. The two Lower Nukhul oil wells were completed and placed on production at initial rates of 300 Bopd and 700 Bopd respectively. The two Upper Nukhul wells are scheduled for completion and stimulation during the second quarter.
Subsequent to quarter-end, one additional development oil well was drilled at Hana, which is scheduled for completion in May. The drilling rig then moved to the Arta well which was plugged and suspended in the first quarter for a potential sidetrack location and is currently drilling. The drilling rig is scheduled to remain in West Gharib during the first half of 2014 and is scheduled to move to the North West Gharib concession for exploration/appraisal drilling for the remainder of 2014.
Production
Production from West Gharib averaged 11,100 Bopd to TransGlobe during the first quarter, a 7% (883 Bopd) decrease from the previous quarter.
Production to TransGlobe averaged 10,230 Bopd in April.
Production at West Gharib thus far in the year has been adversely impacted by a combination of lower than expected drilling results, premature failures of new progressive cavity pumps (“PCPs”) and increased water cuts associated with natural declines.
The two Arta Lower Nukhul development wells drilled early in Q1 encountered approximately 50% less net pay at the top of the structure. The two wells are currently on production at approximately 1,000 Bopd combined, which is 1,000 Bopd less than in the original 2014 plan.
In 2013, the Company received several consignments of PCPs from a new manufacturer who was the successful bidder in the 2013 tender process. The new pumps were used to replace existing PCPs and for new wells starting in late 2013 / early 2014. Unfortunately approximately 60% of the new pumps failed prematurely from as early as a few weeks up to three months, which is significantly less than the historical run times of 1 to 2 years for PCPs in West Gharib. The poor PCP performance has adversely impacted 2014 production due to increased down time associated with the more frequent pump changes, slower response time for pump changes due to increased demands on service rig availability and a shortage of properly sized replacement pumps which has impacted well optimization plans. Approximately 40% of the West Gharib production was produced using PCPs with the balance produced using sucker rod pumps. The PCPs are often used for higher volume producers, which further impacts production when shut-in for pump changes. The Company is working with the pump manufacturer to determine if the problem is an elastomer design issue, a manufacturing issue for this batch of pumps, or some combination of both. The Company received a new consignment of pumps from this supplier which may or may not have similar problems depending upon the root cause of the failures. Concurrently the Company placed a special order for additional pumps with another supplier/manufacturer which are expected to arrive in Egypt early in the third quarter. The Company is currently tendering a 2 year supply agreement for PCPs. This contract is expected to be awarded by early June, at which time the Company can procure a proper supply of new pumps. It is estimated that the PCP failures impacted 2014 average Q1 production by approximately 1,000 Bopd and will continue to impact future production until the faulty pumps are replaced with more reliable pumps. Given the current outlook for the supply chain delivery time, we do not expect the pump situation to be fully resolved and all wells properly optimized until Q4-2014.

Quarterly West Gharib Production (Bopd)	2014	2013
	Q-1	Q-4	Q-3	Q-2
Gross production rate	11,100	11,983	12,274	12,829
TransGlobe working interest	11,100	11,983	12,274	12,829
TransGlobe net (after royalties)	6,350	6,600	6,865	7,066
TransGlobe net (after royalties and tax) *	4,562	4,592	4,812	4,995
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled three oil wells during the first quarter (two in the K-field and one in the H-field). The first K-field well encountered oil in the Asl A, B and E which was completed in the Asl E and placed on production at an initial rate of 190 Bopd in late January. The second K-field well encountered oil in the Asl A, which was completed and is producing approximately 20 Bopd due to high water cuts. The H-field well only encountered oil in the Bakr formation and was placed on production at the end of March at an initial rate of 30 Bopd.
Subsequent to quarter end, the Company drilled two wells in the H-field resulting in an oil well and a water injection well for the H-field water flood. The oil well encountered oil pay in the three Yusr zones (A, B & C) and will be completed in the lower most Yusr C zone this month.
The rig is currently drilling in the K-field and it is expected that it will continue working in West Bakr throughout 2014.

4	Q1- 2014

Production
Production from West Bakr averaged 5,757 Bopd to TransGlobe during the first quarter, a 4% (236 Bopd) increase from the previous quarter. Production increases compared to 2013 are attributable to new drilling and successful well work over activities.
Production averaged 5,240 Bopd in April. In general 2014 production is behind plan due to lower production from new wells, which is a combination of completing multi-zone wells in the deeper formations first (which have lower productivity due to thinner zones and structural proximity to water) along with mixed early drilling results in 2014.

Quarterly West Bakr Production (Bopd)	2014	2013
	Q-1	Q-4	Q-3	Q-2
Gross production rate	5,757	5,521	5,393	4,889
TransGlobe working interest	5,757	5,521	5,393	4,889
TransGlobe net (after royalties)	2,024	2,026	1,488	1,624
TransGlobe net (after royalties and tax) *	1,611	1,631	1,102	1,274
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib Block, Arab Republic of Egypt (100% working interest)

Operations and Exploration
During the fourth quarter of 2013 and the first quarter of 2014 the Company prepared and submitted an initial 18 wells for the necessary approvals on the North West Gharib (“NWG”) block in the Eastern Desert. The Company has received environmental approval for 18 wells and military access approval for the first 15 wells submitted, with the remaining approvals anticipated in the coming weeks. The Company is proceeding with lease construction on the approved wells and is finalizing a long term drilling contract for a 1,200 horsepower (“hp”) drilling rig which is expected to start drilling on NWG #1 in June. The NWG #1 well is targeting an Upper/Lower Nukhul prospect immediately north of the West Gharib main Arta Lower Nukhul pool. In addition, the drilling rig currently in West Gharib is scheduled to move to NWG in July and remain in NWG for the balance of the year.
The Company has identified 79 drilling locations based on existing 3-D seismic and geological modeling of the area. Based on current mapping the Company has internally estimated a prospective resource of 71 million barrels on an un-risked deterministic basis for the NWG block. The 2014 drilling program will target up to 58 million barrels of the total 71 million barrels of prospective resource identified to date.
New Exploration Blocks, Eastern & Western Desert (100% working interest, operated)
Exploration Seismic
Based on surface and remote-sensing mapping, the Company believes the same structural configuration that created the pools found in the West Gharib concession is likely present in the NWG, SW Gharib (“SWG”) and SE Gharib (“SEG”) blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. The Company has identified an additional 15 areas of interest (“leads”) in the NWG block, four leads on the SWG block and two leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program. The Company has approved a large (1,000+ square kilometers of 3-D and 300+ kilometers of 2-D) seismic acquisition program for the Eastern Desert in 2014. The Company has submitted and received the necessary military approvals for the planned Eastern Desert seismic program. The Company is targeting early Q3 to commence seismic acquisition in the Eastern Desert.
In the Western Desert, the Company will conduct an 800 square kilometer 3-D seismic acquisition program during the initial evaluation of the South Ghazalat concession. During the quarter the Company submitted the applications for and received the necessary military approvals. This large block is situated on the western margin of the prolific Abu Gharadig Basin, immediately west of the non-operated East Ghazalat block, where a Jurassic gas-condensate discovery was made and announced late in 2013.
The total seismic program (approximately 1,800 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic) is out to tender, with bids due in early May. It is expected that the contracts will be finalized and awarded during the second quarter. The Company’s target is to commence acquisition in the Eastern Desert during third quarter of 2014 subject to crew availability. It is expected the full program, providing broad coverage of the new concessions, will be completed in early 2015.
East Ghazalat Block, Arab Republic of Egypt (50% working interest)
Operations and Exploration
The Company participated in two wells during the quarter resulting in one oil well at Safwa and one dry hole at East Ghazalat #3. Subsequent to the quarter an additional oil well was drilled on the Safwa development lease. The drilling rig was released following the completion of the three well drilling program.
The first Safwa well was placed on production in mid-March at an initial flowing rate of 680 Bopd. The second Safwa well was placed on production in April at an initial pumping rate of 560 Bopd.
The operator filed and received approval for the North Dabaa development lease which includes 6 development blocks (approximately 18 square kilometers), effective February 18, 2014. The Company has approved an exploration/appraisal well offsetting the North Dabaa gas/condensate discovery (announced November 13, 2013 in the third quarter press release) as part of the 2014 capital budget. The North Dabaa #2 well is planned to commence drilling in the third quarter subject to rig availability.

Q1-2014	5

Production
Production from East Ghazalat averaged 868 Bopd (434 Bopd to TransGlobe) during Q1, a 30% increase from the previous quarter. Production increases are attributed to the new Safwa producer which effectively doubled field production in mid-March.
The Safwa field production averaged 1,580 Bopd (790 Bopd to TransGlobe) in April with the addition of the second Safwa development well drilled in April.

Quarterly East Ghazalat Production (Bopd)	2014	2013
	Q-1	Q-4	Q-3	Q-2
Gross production rate	868	670	421	786
TransGlobe working interest	434	335	211	393
TransGlobe net (after royalties)	218	168	106	189
TransGlobe net (after royalties and tax) *	174	134	84	149
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company has not provided guidance for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells primarily in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval that the final exploration period for approximately 800 square kilometers of the concession (which has been deemed non accessible by the military due to ongoing training and other activities in the area) will be suspended effective July 8, 2012. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands and the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement (including historical cost pools of approximately $92.0 million) remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company continues to actively engage the military to find solutions which will provide the access to the remaining concession area.
The Company has the financial capacity to increase the 2014 capital program if the necessary approvals can be obtained in 2014.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
Production
Sales production from Block 32 averaged 938 Bopd (130 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the first quarter averaged 968 Bopd (134 Bopd to TransGlobe) which is approximately 50% lower than the previous quarter due to pipeline and general service/supply interruptions. Production from Block 32 was shut-in February 9 due to tribal issues which have affected service and supplies for the field operations in the region. Limited production operations recommenced February 25 following the partial resumption of services. Some progress has been made over the past 3 months, however, access to diesel continues to be the main impediment to production. A portion of the Tasour field is on production using diesel from the Tasour diesel topping plant; the balance of the Tasour field and the Godah field were shut-in.
Production from the block averaged 833 Bopd (115 Bopd to TransGlobe) during April. The Godah field, which produces approximately 900 Bopd (125 Bopd to TransGlobe) was restarted in early May.

Quarterly Block 32 Production and Sales (Bopd)	2014	2013
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	968	1,995	2,310	2,211
Gross sales production rate	938	2,718	1,673	3,100
TransGlobe working interest	130	375	231	428
TransGlobe net (after royalties)	103	283	169	264
TransGlobe net (after royalties and tax) *	94	256	150	211
* Under the terms of the Block 32 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

6	Q1- 2014

Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled during the quarter. The joint venture partners initially approved the Gabdain #3 exploration well in the 2013 budget, subject to the resolution of logistic/security issues in the area which have not been resolved to date. The well is included in the 2014 exploration budget subject to resolution of tribal issues in the area.
YEMEN WEST - Marib Basin
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
Production
Sales production from Block S-1 averaged 2,044 Bopd (511 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
Field production averaged 2,568 Bopd during the first quarter (642 Bopd to TransGlobe).
Field production averaged approximately 3,447 Bopd (862 Bopd to TransGlobe) during January and 4,436 Bopd (1,109 Bopd to TransGlobe) during February. Block S-1 production was shut-in approximately 11 days in January due to export pipeline restrictions. It had produced continuously during February until the sales pipeline was attacked in late February. The pipeline attack was primarily over unresolved contractor issues with local tribes which are under negotiation. When a settlement is reached it is expected that the operations and production will commence within a few days.

Quarterly Block S-1 Production and Sales (Bopd)	2014	2013
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	2,568	1,624	—	—
Gross sales production rate	2,044	—	—	—
TransGlobe working interest	511	—	—	—
TransGlobe net (after royalties)	357	—	—	—
TransGlobe net (after royalties and tax) *	318	—	—	—
* Under the terms of the Block S-1 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.
Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.
Future drilling is suspended pending resolution of logistics and security concerns.

Q1-2014	7

MANAGEMENT'S DISCUSSION AND ANALYSIS
May 5, 2014
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2014 and 2013 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2013 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

8	Q1- 2014

DIVIDENDS

On May 5, 2014, TransGlobe's Board of Directors approved and declared a special dividend of $0.10 per share and the initial quarterly dividend of $0.05 per share, payable in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
May 20, 2014	May 22, 2014	May 28, 2014	$0.10
June 12, 2014	June 16, 2014	June 30, 2014	$0.05

The initiation of a quarterly dividend payment program is a key component of TransGlobe's objective to create value for its shareholders. The Company believes that it is well positioned to sustain a modest quarterly dividend payment, and intends to approve and declare regular quarterly dividends on a go-forward basis.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The dividends (both special and quarterly) declared on May 5, 2014 have been designated as eligible dividends under the Income Tax Act (Canada).

MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2014 Production Outlook
Production guidance has been lowered to a range of 17,000 to 19,000 Bopd for 2014, with a mid-point of 18,000 Bopd. The 18,000 Bopd mid-point of guidance for 2014 is essentially flat with 2013 production. The changes in 2014 production guidance are summarized below.
In Egypt, production from West Gharib is approximately 1,500 Bopd behind the 2014 plan due to premature progressive cavity pump (“PCP”) failures and two high volume development wells at Arta which are producing at 50% of the planned volumes. West Bakr production is approximately 900 Bopd behind the 2014 plan due to mixed drilling results in early 2014. East Ghazalat production is approximately 200 Bopd ahead of the 2014 plan due to positive development drilling at Safwa. The Company has not included any production from the North West Gharib (“NWG”) and South Alamein concessions in the 2014 plan. The Company is planning to drill 14 to 16 wells at NWG in 2014 (starting early June) which could impact production in late 2014 if successful and approved for development prior to the fourth quarter. Development of the South Alamein Boraq discovery remains contingent upon receiving surface access approvals from the Military.
In Yemen, Block 32 is approximately 300 Bopd behind the 2014 plan due to regional tribal issues which has restricted diesel supplies and shut down development/appraisal drilling activities planned for 2014. Block S-1 is forecast to produce at 50% for the year due to ongoing tribal negotiations.
Year-to-date 2014 production is described in greater detail in the Operations Update section of the interim report. The reduction in production guidance for 2014 has not impacted reserves assigned at year end 2013.
In the near-term, second quarter production is expected to range between 16,500 and 17,000 Bopd due to uncertainties relating to the performance of PCPs in West Gharib and tribal issues in Yemen.

Production Forecast
	2014 Guidance	2014 Mid-point	2013 Actual	% Change
Barrels of oil per day	17,000 – 19,000	18,000	18,284	(1.5)
2014 Funds Flow From Operations Outlook
Funds flow from operations guidance of $125.0 million ($1.66/share), which is based on an annual average Dated Brent oil price of $100/Bbl and using the mid-point of the production guidance. The funds flow sensitivity to a $10/Bbl change in Brent for the balance of the year is approximately $11 million.

Funds Flow Forecast
($ millions)	2014 Guidance	2013 Actual	% Change
Funds flow from operations	125.0	139.1	(10)
Brent oil price ($ per bbl)	100.00	108.64	(8)

Q1-2014	9

2014 Capital Budget
($ millions)
Egypt	93.6
Yemen	6.4
Total	100.0

The 2014 capital program is split 68:32 between development and exploration, respectively.  The Company plans to participate in 51 wells in 2014.  It is anticipated that the Company will fund its 2014 capital budget from funds flow from operations and working capital.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

	Three months ended March 31
($000s)	2014	2013
Cash flow from operating activities	3,211	51,900
Changes in non-cash working capital	29,276	(15,895)
Funds flow from operations*	32,487	36,005

* Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

10	Q1- 2014

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014	2013				2012
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	18,067	18,519	18,197	18,417	18,001	17,875	18,143	16,978

Average sales volumes (Bopd)	17,932	18,213	18,109	18,539	17,909	19,148	17,124	16,978
Average price ($/Bbl)	94.89	96.10	97.18	90.48	99.21	98.70	96.88	95.84
Oil sales	153,140	161,035	161,900	152,646	159,915	173,864	152,624	148,078
Oil sales, net of royalties	78,366	81,196	78,531	76,223	79,366	92,281	74,540	73,633
Cash flow from operating activities	3,211	109,226	22,035	16,347	51,900	65,250	2,368	24,603
Funds flow from operations*	32,487	36,743	33,483	32,887	36,005	46,839	35,397	35,174
Funds flow from operations per share
- Basic	0.44	0.49	0.45	0.45	0.49	0.63	0.49	0.48
- Diluted	0.43	0.49	0.44	0.40	0.44	0.57	0.47	0.43
Net earnings	16,692	6,893	16,344	10,397	24,878	34,836	11,774	30,149
Net earnings - diluted	16,692	6,893	16,344	(183)	21,427	32,156	11,774	20,821
Net earnings per share
- Basic	0.22	0.09	0.22	0.14	0.34	0.48	0.16	0.41
- Diluted	0.22	0.09	0.22	—	0.26	0.39	0.16	0.25
Total assets	692,341	675,800	723,708	670,996	672,675	653,425	635,529	620,937
Cash and cash equivalents	107,607	122,092	128,162	101,435	112,180	82,974	45,732	72,230
Convertible debentures	87,765	87,539	85,300	81,830	93,842	98,742	102,920	95,043
Total long-term debt, including current portion	—	—	39,040	15,224	17,097	16,885	31,878	37,855
Debt-to-funds flow ratio**	0.6	0.6	0.8	0.6	0.7	0.8	1.0	1.0

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2014, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at March 31, 2014;

•	Reported net earnings of $16.7 million, which includes a $3.5 million unrealized non-cash loss on convertible debentures;

•	Experienced a decrease in oil sales compared to Q1-2013 primarily as a result of decreased oil prices;

•	Achieved funds flow from operations of $32.5 million;

•	Experienced a significant decrease in cash flow from operating activities as compared to Q4-2013, which was almost entirely due to higher cash collections in Q4-2013; and

•	Spent $14.4 million on capital programs, which was funded entirely with funds flow from operations.

Q1-2014	11

2014 TO 2013 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2013 net earnings*	24,878	0.33
Cash items
Volume variance	184	—	—
Price variance	(6,959)	(0.09)	(28)
Royalties	5,775	0.08	23
Expenses:
Production and operating	(5,046)	(0.07)	(20)
Cash general and administrative	(362)	—	(1)
Exploration	(331)	—	(1)
Current income taxes	3,180	0.04	13
Realized foreign exchange gain (loss)	(10)	—	—
Interest on long-term debt	324	—	1
Other income	51	—	—
Total cash items variance	(3,194)	(0.04)	(13)
Non-cash items
Unrealized foreign exchange gain	1,602	0.02	6
Depletion and depreciation	(1,985)	(0.03)	(8)
Unrealized gain (loss) on financial instruments	(6,509)	(0.09)	(26)
Stock-based compensation	444	0.01	2
Deferred income taxes	1,460	0.02	6
Deferred lease inducement	10	—	—
Amortization of deferred financing costs	(14)	—	—
Total non-cash items variance	(4,992)	(0.07)	(20)
Q1-2014 net earnings	16,692	0.22	(33)
* Diluted earnings per share for Q1-2013 is presented prior to the dilutive effect of the convertible debentures in that period
Net earnings decreased to $16.7 million in Q1-2014 compared to $24.9 million in Q1-2013. Reduced prices and increased production and operating costs resulted in a reduction in government take as a percentage of revenue from 65% in Q1-2013 to 62% in Q1-2014. The resulting decreases in royalties and current income taxes offset approximately 75% of the impact of decreased prices and increased operating costs. The remaining earnings variance relates mostly to the recognition of an unrealized loss on convertible debentures of $3.5 million in Q1-2014 compared with an unrealized gain on convertible debentures of $3.0 million in Q1-2013.
BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014	2013
	Q-1	Q-4	Q-3	Q-2	Q-1
Dated Brent average oil price ($/Bbl)	108.18	109.27	110.27	102.44	112.59
U.S./Canadian Dollar average exchange rate	1.103	1.050	1.039	1.023	1.009
The average price of Dated Brent oil averaged 1% lower in Q1-2014 compared with Q4-2013. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government. The Company is in continual discussions with the Egyptian Government to improve the delayed cash collections,

12	Q1- 2014

and expects to recover the accounts receivable balance in full. During the first quarter of 2014, the Company collected $29.4 million in accounts receivable from the Egyptian Government.
The Company has received environmental approvals for all 18 well plans submitted for the NW Gharib block, and has received military approvals for the first 15 well plans submitted. The remaining military approvals are expected in the coming weeks. In addition, our partner that operates the East Ghazalat concession filed and received an approved development plan for the North Dabaa discovery in the first quarter. The timely receipt of these approvals is a positive indication that Egypt's oil and gas processes continue to normalize despite the recent political changes.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Sales Volumes

	Three months ended March 31
	2014	2013
Egypt	17,291	17,667
Yemen	641	242
Total Company	17,932	17,909
Netback

Consolidated
	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	153,140	94.89	159,915	99.21
Royalties	74,774	46.33	80,549	49.97
Current taxes	19,894	12.33	23,074	14.32
Production and operating expenses	19,578	12.13	14,532	9.02
Netback	38,894	24.10	41,760	25.90

Egypt
	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	146,944	94.43	157,489	99.05
Royalties	73,023	46.92	79,644	50.09
Current taxes	19,435	12.49	22,790	14.33
Production and operating expenses	16,307	10.48	12,731	8.01
Netback	38,179	24.54	42,324	26.62
The netback per Bbl in Egypt decreased 8% in Q1-2014 compared with Q1-2013. The main reason for the decreased netback was the effect of a 5% reduction in realized oil prices as compared to Q1-2013. Production and operating expenses increased by 31% on a per Bbl basis, which was principally related to a significant increase in well servicing costs relating to faulty progressive cavity pumps at West Gharib, which has also negatively impacted production, combined with increased fuel costs. The increase in production and operating expenses resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis. In Q1-2014, the average selling price was $13.75/Bbl lower (Q1-2013 - $13.54 lower) than the average Dated Brent oil price for the period of $108.18/Bbl (Q1-2013 - $112.59) which is a result of a gravity/quality adjustment.
Royalties and taxes as a percentage of revenue decreased to 63% in Q1-2014 compared with 65% in Q1-2013. This decrease is due to higher operating costs which has increased the Company's cost recovery, combined with decreased oil prices which reduces excess cost oil.

Yemen
	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	6,196	107.40	2,426	111.39
Royalties	1,751	30.35	905	41.55
Current taxes	459	7.96	284	13.04
Production and operating expenses	3,271	56.70	1,801	82.69
Netback	715	12.39	(564)	(25.89)

Q1-2014	13

In Yemen, the Company achieved a netback per Bbl of $12.39 in the three months ended March 31, 2014. While production and operating expenses per Bbl were reduced substantially as compared to Q1-2013, they remain at elevated levels in Q1-2014 as a result of production shut-ins on Block S-1 and Block 32 during the quarter. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. These operating costs will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 36% from 49% in the three months ended March 31, 2014, compared with 2013. The reduced government take is the result of the recovery of cost pools that were built up in 2013 while Block S-1 was shut-in.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2014		2013
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	7,810	4.84	6,907	4.29
Stock-based compensation	834	0.52	1,278	0.79
Capitalized G&A and overhead recoveries	(1,636)	(1.01)	(1,085)	(0.67)
G&A (net)	7,008	4.35	7,100	4.41
G&A expenses in Q1-2014 were consistent with Q1-2013 both on a net and per Bbl basis. G&A (gross) was elevated in Q1-2014 compared to Q1-2013 mostly due to an increase in banking fees associated with the letters of credit ($60.5 million) required to backstop the Company's financial commitments under the recently ratified PSCs in Egypt. These banking fees were capitalized in their respective concessions, which is the reason for the increased capitalized G&A. The reduction in stock-based compensation is mainly due to a 21% reduction in the number of outstanding stock options as at March 31, 2014 compared to March 31, 2013, combined with the fact that the stock options outstanding in Q1-2014 are on average further along in their life cycles than those that were outstanding in Q1-2013.
FINANCE COSTS
Finance costs for the three-month period ended March 31, 2014 decreased to $1.9 million compared with $2.2 million in the same period in 2013. Interest expense on the convertible debentures for the three-month period ended March 31, 2014 was $1.3 million (Q1-2013 - $1.5 million). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at March 31, 2014 compared to March 31, 2013.

	Three months ended March 31
(000s)	2014	2013
Interest expense	$1,616	$1,940
Amortization of deferred financing costs	276	262
Finance costs	$1,892	$2,202
The Company had no long-term debt outstanding under the Borrowing Base Facility as at March 31, 2014 (March 31, 2013 - $18.5 million). The term of the facility extends to December 31, 2017 and the borrowing base is currently $100.0 million. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn or utilized under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. Under certain circumstances the debentures may also be redeemed by the Company. The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	12,370	7.95	10,890	6.85
Yemen	702	12.17	202	9.27
Corporate	93	—	88	—
	13,165	8.16	11,180	6.94
In Egypt, DD&A increased 16% on a per Bbl basis in the three months ended March 31, 2014 compared to 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt along with increased future capital costs at West Bakr.
In Yemen, DD&A increased 31% on a per Bbl basis in the three months ended March 31, 2014 compared to 2013 due to a declining reserve base at Block 32 combined with increased future capital costs.

14	Q1- 2014

CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2014	2013
Egypt	13,916	17,688
Yemen	434	495
Corporate	15	10
Total	14,365	18,193
In Egypt, total capital expenditures in 2014 were $13.9 million (2013 - $17.7 million). During Q1-2014, the Company drilled five wells in West Gharib (four oil wells and one well which was plugged back to surface casing and suspended for a future sidetrack). The Company also drilled three oil wells at West Bakr and two wells at East Ghazalat (one oil well and one dry hole).
OUTSTANDING SHARE DATA
As at March 31, 2014, the Company had 74,714,494 common shares issued and outstanding and 5,595,467 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,595,467 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at March 31, 2014 (December 31, 2013 - 0.8). This was within the Company’s internal guideline of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2014 and 2013:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2014	2013
Cash sourced
Funds flow from operations*	32,487	36,005
Exercise of options	716	396
	33,203	36,401
Cash used
Capital expenditures	14,365	18,193
Deferred financing costs	—	50
Transfer to restricted cash	1	1
Finance costs	3,847	3,373
Other	514	580
	18,727	22,197
	14,476	14,204
Changes in non-cash working capital	(28,961)	15,002
Increase (decrease) in cash and cash equivalents	(14,485)	29,206
Cash and cash equivalents – beginning of period	122,092	82,974
Cash and cash equivalents – end of period	107,607	112,180
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2014 exploration and development program of $100.0 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2014, the Company had working capital of $258.9 million (December 31, 2013 - $242.0 million). The increase to working capital in Q1-2014 is due almost entirely to an increase in accounts receivable, which was partially offset by a decrease in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to improve the delayed cash collections, and expects to recover the entire accounts receivable balance in full.
To date, the Company has experienced no difficulties with transferring funds abroad.
At March 31, 2014, TransGlobe had $100.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.5 million in the form of letters of credit.

Q1-2014	15

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	37,096	37,096	—	—	—
Convertible debentures	Yes - Liability	87,765	—	87,765	—	—
Office and equipment leases [3]	No	13,554	7,867	2,611	1,890	1,186
Minimum work commitments [4]	No	61,250	750	60,500	—	—
Total		199,665	45,713	150,876	1,890	1,186

[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2014 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2014.
EVENTS AFTER THE REPORTING PERIOD
Termination of Arrangement Agreement with Caracal Energy Inc.
On March 15, 2014, TransGlobe announced that they had entered into an arrangement agreement to merge with Caracal Energy Inc. ("Caracal") by way of an exchange of shares. On April 14, 2014, TransGlobe announced the termination of the arrangement agreement after being advised by Caracal that it had received an unsolicited cash offer to acquire all of the outstanding shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.25 million in accordance with the terms of the agreement.
Declaration of Special and Quarterly Dividend
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, both of which will be paid in cash. The special dividend is payable to shareholders of record on May 22, 2014, and will be paid on May 28, 2014. The first quarterly dividend is payable to shareholders of record on June 16, 2014, and will be paid on June 30, 2014.

16	Q1- 2014

CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q1-2014	17

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three months ended March 31
	Notes	2014	2013
REVENUE
Oil sales, net of royalties	5	$78,366	$79,366
Finance revenue	6	97	46
		78,463	79,412

EXPENSES
Production and operating		19,578	14,532
General and administrative		7,008	7,100
Foreign exchange (gain) loss		(3,110)	(1,518)
Finance costs	6	1,892	2,202
Exploration		438	107
Depletion, depreciation and amortization		13,165	11,180
Unrealized (gain) loss on financial instruments	12	3,519	(2,990)
		42,490	30,613

Earnings before income taxes		35,973	48,799

Income tax expense (recovery) – current		19,894	23,074
– deferred		(613)	847
		19,281	23,921
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$16,692	$24,878

Earnings per share	16
Basic		$0.22	$0.34
Diluted		$0.22	$0.26
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

18	Q1- 2014

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2014	December 31, 2013
ASSETS
Current
Cash and cash equivalents	7	$107,607	$122,092
Accounts receivable		174,037	148,284
Prepaids and other		11,070	8,460
Product inventory	8	3,240	1,525
		295,954	280,361
Non-Current
Restricted cash		1,547	1,546
Deferred financing costs	11	2,402	2,678
Intangible exploration and evaluation assets	9	90,113	89,991
Property and equipment
Petroleum properties	10	290,016	288,756
Other assets	10	4,129	4,288
Goodwill		8,180	8,180
		$692,341	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities		$37,096	$38,392
		37,096	38,392
Non-Current
Convertible debentures	12	87,765	87,539
Deferred taxes		48,250	48,863
Other long-term liabilities		760	816
		173,871	175,610

SHAREHOLDERS’ EQUITY
Share capital	14	161,531	160,561
Contributed surplus		16,310	15,692
Retained earnings		340,629	323,937
		518,470	500,190
		$692,341	$675,800
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO	Director
Director

Q1-2014	19

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2014	2013

Share Capital
Balance, beginning of period		$160,561	$158,721
Stock options exercised		716	396
Transfer from contributed surplus on exercise of options		254	142
Balance, end of period		$161,531	$159,259

Contributed Surplus
Balance, beginning of period		$15,692	$11,714
Share-based compensation expense	15	872	1,307
Transfer to share capital on exercise of options		(254)	(142)
Balance, end of period		$16,310	$12,879

Retained Earnings
Balance, beginning of period		$323,937	$265,425
Net earnings and total comprehensive income		16,692	24,878
Balance, end of period		$340,629	$290,303
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

20	Q1- 2014

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2014	2013
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$16,692	$24,878
Adjustments for:
Depletion, depreciation and amortization		13,165	11,180
Deferred lease inducement		105	115
Stock-based compensation		834	1,278
Finance costs	6	1,892	2,202
Income tax expense		19,281	23,921
Unrealized (gain) loss on financial instruments	12	3,519	(2,990)
Unrealized (gain) loss on foreign currency translation		(3,107)	(1,505)
Income taxes paid		(19,894)	(23,074)
Changes in non-cash working capital	18	(29,276)	15,895
Net cash generated by (used in) operating activities		3,211	51,900

INVESTING
Additions to intangible exploration and evaluation assets	9	(1,196)	(3,476)
Additions to petroleum properties	10	(13,080)	(14,677)
Additions to other assets	10	(89)	(40)
Changes in restricted cash		(1)	(1)
Changes in non-cash working capital	18	315	(893)
Net cash generated by (used in) investing activities		(14,051)	(19,087)

FINANCING
Issue of common shares for cash	14	716	396
Financing costs		—	(50)
Interest paid		(3,847)	(3,373)
Increase (decrease) in other long-term liabilities		(130)	(144)
Net cash generated by (used in) financing activities		(3,261)	(3,171)
Currency translation differences relating to cash and cash equivalents		(384)	(436)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,485)	29,206
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		122,092	82,974
CASH AND CASH EQUIVALENTS, END OF PERIOD		$107,607	$112,180
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2014	21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2014 and December 31, 2013 and for the periods ended March 31, 2014 and 2013
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2014. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2013 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 5, 2014.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2013, except for the new accounting policies described in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

22	Q1- 2014

IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$107,607	$107,607	$122,092	$122,092
Loans and receivables	175,584	175,584	149,830	149,830
Financial liabilities at fair value through profit or loss	87,765	87,765	87,539	87,539
Other liabilities	37,096	37,096	38,392	38,392
Assets and liabilities at March 31, 2014 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The political transition and resultant economic malaise in the country that began in 2011 combined with the Company's increased production during this period have resulted in irregular collection of accounts receivable from the Egyptian Government and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at March 31, 2014
Neither impaired nor past due	$45,353
Impaired
Not impaired and past due in the following period
Within 30 days	24,514
31-60 days	24,952
61-90 days	23,583
Over 90 days	55,635
In Egypt, the Company sold all of its 2014 and 2013 production to one purchaser. In Yemen, the Company sold all of its 2014 Block 32 production to one purchaser, and all of its 2013 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2014 and 2013. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.

Q1-2014	23

5. OIL REVENUE

	Three months ended March 31
(000s)	2014	2013
Oil sales	$153,140	$159,915
Less: Royalties	74,774	80,549
Oil sales, net of royalties	$78,366	$79,366
6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2014	2013
Interest expense	$1,616	$1,940
Amortization of deferred financing costs	276	262
Finance costs	$1,892	$2,202
7. CASH AND CASH EQUIVALENTS

	March 31	December 31
(000s)	2014	2013
Cash	$107,607	$82,051
Cash equivalents	—	40,041
	$107,607	$122,092
8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2013	$89,991
Additions	1,196
Transfer to petroleum properties	(1,074)
Balance at March 31, 2014	$90,113
10. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2013	$444,128	$10,821	$454,949
Additions	13,080	89	13,169
Transfer from exploration and evaluation assets	1,074	—	1,074
Balance at March 31, 2014	$458,282	$10,910	$469,192

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2013	$155,372	$6,533	$161,905
Depletion, depreciation and amortization for the period	12,894	248	13,142
Balance at March 31, 2014	$168,266	$6,781	$175,047

Net Book Value
At December 31, 2013	$288,756	$4,288	$293,044
At March 31, 2014	$290,016	$4,129	$294,145

24	Q1- 2014

11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2014, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $100.0 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at March 31, 2014 and December 31, 2013 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2013	$87,539
Fair value adjustment	3,519
Foreign exchange adjustment	(3,293)
Balance at March 31, 2014	$87,765
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2014 the convertible debentures were trading at a price of C$99.24 for a C$100.00 par value debenture. As a result, the Company has recognized a net expense of $3.5 million for the three months ended March 31, 2014.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2014.

Q1-2014	25

14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	74,600	$160,561	73,794	$158,721
Stock options exercised	115	716	806	372
Share-based compensation on exercise	—	254	—	1,468
Balance, end of period	74,715	$161,531	74,600	$160,561
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, both of which will be paid in cash. The special dividend is payable to shareholders of record on May 22, 2014, and will be paid on May 28, 2014. The first quarterly dividend is payable to shareholders of record on June 16, 2014, and will be paid on June 30, 2014.
15. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,871	9.51	5,110	8.19
Granted	75	8.50	2,175	9.17
Exercised	(115)	6.88	(806)	3.50
Forfeited	(235)	11.14	(608)	5.59
Options outstanding, end of period	5,596	9.51	5,871	9.51
Options exercisable, end of period	3,110	8.94	2,621	8.80
Share–based compensation
Compensation expense of $0.9 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the period ended March 31, 2014 (2013 - $1.3 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the period ended March 31, 2014, employees exercised 115,000 (2013 – 79,000) stock options. The fair value related to these options was $0.3 million, (2013 - $0.1 million) at time of grant and has been transferred from contributed surplus to share capital. As at March 31, 2014 and December 31, 2013, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company had issued share appreciation rights (“units”) under a share appreciation rights plan, which was cancelled effective January 30, 2014. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vested one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted had an expiry five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

26	Q1- 2014

	Three Months Ended		Year Ended
	March 31, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	70	5.62	153	7.80
Exercised	(60)	4.61	—	—
Forfeited	(10)	11.65	(83)	9.64
Units outstanding, end of period	—	—	70	5.62
Units exercisable, end of period	—	—	70	5.62
For the three month periods ended March 31, 2014 and March 31, 2013, immaterial compensation expense recoveries were recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income in respect of cash-settled, share-based payment transactions.
16. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share amounts are as follows:

	Three months ended March 31
(000s)	2014	2013
Net earnings	$16,692	$24,878
Dilutive effect of convertible debentures	—	(3,451)
Diluted net earnings	$16,692	$21,427
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three months ended March 31
(000s)	2014	2013
Weighted-average number of shares outstanding	74,637	73,805
Dilutive effect of stock options	883	1,949
Dilutive effect of convertible debentures	—	6,474
Weighted-average number of diluted shares outstanding	75,520	82,228
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2014, the Company excluded 4,245,700 stock options (2013 – 4,423,200) as their exercise price was greater than the average common share market price in the period.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

Q1-2014	27

17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties and other	$73,921	$77,845	$4,445	$1,521	$78,366	$79,366
Other income	5	12	—	3	5	15
Total segmented revenue	73,926	77,857	4,445	1,524	78,371	79,381

Segmented expenses
Production and operating	16,307	12,731	3,271	1,801	19,578	14,532
Depletion, depreciation and amortization	12,370	10,890	702	202	13,072	11,092
Income taxes - current	19,435	22,790	459	284	19,894	23,074
Income taxes - deferred	(1,492)	1,614	879	(767)	(613)	847
Total segmented expenses	46,620	48,025	5,311	1,520	51,931	49,545
Segmented earnings	$27,306	$29,832	$(866)	$4	26,440	29,836

Non-segmented expenses (income)
Exploration					438	107
General and administrative					7,008	7,100
Foreign exchange loss					(3,110)	(1,518)
Depreciation and amortization					93	88
Unrealized (gain) loss on financial instruments					3,519	(2,990)
Finance revenue					(92)	(31)
Finance costs					1,892	2,202
Total non-segmented expenses					9,748	4,958

Net earnings for the year					$16,692	$24,878

Capital expenditures
Exploration and development	$13,916	$17,688	$434	$495	$14,350	$18,183
Corporate					15	10
Total capital expenditures					$14,365	$18,193

28	Q1- 2014

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,119	$17,994	$90,113
Property and equipment
Petroleum properties	256,884	33,132	290,016
Other assets	2,278	—	2,278
Goodwill	8,180	—	8,180
Other (cash, accounts receivable, product inventory, prepaids)	205,703	8,403	214,106
Segmented assets	545,164	59,529	604,693
Non-segmented assets			87,648
Total assets			$692,341

Liabilities
Accounts payable and accrued liabilities	$29,602	$5,138	$34,740
Deferred taxes	39,399	8,851	48,250
Segmented liabilities	69,001	13,989	82,990
Non-segmented liabilities			90,881
Total liabilities			$173,871

December 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,295	$17,696	$89,991
Property and equipment
Petroleum properties	255,082	33,674	288,756
Other assets	2,359	—	2,359
Goodwill	8,180	—	8,180
Other (cash, accounts receivable, product inventory, prepaids)	182,155	3,484	185,639
Segmented assets	520,071	54,854	574,925
Non-segmented assets			100,875
Total assets			$675,800

Liabilities
Accounts payable and accrued liabilities	$28,269	$2,939	$31,208
Deferred taxes	40,891	7,972	48,863
Segmented liabilities	69,160	10,911	80,071
Non-segmented liabilities			95,539
Total liabilities			$175,610

Q1-2014	29

18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2014	2013
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(25,752)	$16,392
Prepaids and other	(2,903)	299
Product inventory	(1,739)	(326)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,118	(470)
	$(29,276)	$15,895

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$460	$616
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(145)	(1,509)
	$315	$(893)
19. EVENTS AFTER THE REPORTING PERIOD
Termination of Arrangement Agreement with Caracal Energy Inc.
On April 14, 2014, TransGlobe announced the termination of the arrangement agreement dated March 15, 2014 to merge with Caracal Energy Inc. (LSE:CRCL) ("Caracal") by way of an exchange of shares. Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.25 million in accordance with the terms of the agreement.
Declaration of Special and Quarterly Dividend
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, both of which will be paid in cash. The special dividend is payable to shareholders of record on May 22, 2014, and will be paid on May 28, 2014. The first quarterly dividend is payable to shareholders of record on June 16, 2014, and will be paid on June 30, 2014.

30	Q1- 2014

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR
Robert G. Jennings[1,3] Director, Chairman of the Board	Olympia Trust Company Calgary, Alberta
Ross G. Clarkson Director, President & CEO	LEGAL COUNSEL
Lloyd W. Herrick Director, Vice President & COO	Burnet, Duckworth & Palmer LLP Calgary, Alberta
Geoffrey C. Chase[1,2,4] Director	BANK
Fred J. Dyment[1,2,3,4] Director	Sumitomo Mitsui Banking Corporation Europe Limited London, Great Britain
Erwin L. Noyes Director	AUDITOR
Susan M. MacKenzie[2,3,4] Director	Deloitte LLP Calgary, Alberta
Randy C. Neely Vice President, Finance, CFO & Corporate Secretary	EVALUATION ENGINEERS
Albert E. Gress Vice President, Business Development	DeGolyer and MacNaughton Canada Limited Calgary, Alberta
Brett Norris Vice President, Exploration
Robert M. Pankiw Vice President, Engineering
[1] Audit Committee
[2] Compensation Committee
[3] Governance and Nominating Committee
[4] Reserves Committee

HEAD OFFICE	EGYPT OFFICE
2300, 250 - 5th Street S.W. Calgary, Alberta, Canada T2P 0R4	10 Rd 261 New Maadi, Cairo, Egypt
Telephone: (403) 264-9888
Facsimile: (403) 770-8855

INVESTOR RELATIONS	WEBSITE
Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com	www.trans-globe.com

www.trans-globe.com

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